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March 26, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington,  D.C.  20549

  RE:  Home Health Corporation of America, Inc.

Gentlemen:

On November 7, 1997, Home Health Corporation of America, Inc. (the "Company") filed with the Securities and Exchange Commission ("SEC") a Registration on Form S-4 (File #333-39847) in connection with the proposed acquisition by the Company of U.S. HomeCare Corporation ("USHO"). On February 11, 1998, the Company and USHO agreed to the termination of the proposed transaction between the two companies. Accordingly, pursuant to Rule 477 of Regulation C of the SEC's rules and regulations, the Company hereby applies for withdrawl of the Registration Statement filed November 7, 1997.

Very truly yours,


/s/  Bruce J. Feldman
Bruce J. Feldman
President and Chief Executive Officer

cc:    Sol Genauer, Esquire
       Ellen B. Corenswet, Esquire
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